July 26, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 23, 2018
           File No. 000-55456

Dear Mr. Jensen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 4

1. Please discuss the potential impact that the recent series of reciprocal U.S., Chinese, and
      European tariffs are likely to have on your operating costs, product margins, and overall competitive position.
2. We note your disclosure that 63% of revenue came from two customers. Please identify the names of these customers and their relationship, if any, with the company. Please see
      Item 101(c)(1)(vii) of Regulation S-K.
Environmental, Governmental, and Other Regulatory Matters, page 7

3. Please quantify the cost of compliance as discussed in this section. Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
July 26, 2018
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Properties, page 10

4. For each of your material properties please clarify if all necessary permits have been obtained. For material properties in which all permits have not been obtained please briefly summarize the significant permits remaining to be obtained and the likelihood of obtaining such permits.
5. Please insert a map showing the location and access to each of your properties, plants, and transportation routes pursuant to paragraph (3)(b) of the Instructions to Item 102 of
         Regulation S-K.
6. For each of your material properties please briefly summarize your lease and royalty obligations, including the expiration date of the lease, pursuant to paragraph (b) (2) of
         Industry Guide 7.
7. For each material property please disclose the information required by paragraph (b)(4) of
         Industry Guide 7 including the condition of the plant and equipment, the work completed on the property, the total cost for each property, and the source of power and water.
8. For each of your mines and processing facilities please disclose tonnages produced and the average price received. To the extent available please include this information for the last three fiscal years. In this regard we reference paragraph (3) of the Instructions to Item
         102 of Regulation S-K.
9. For each of your properties without a mineral reserve please provide a clear statement that the property has no mineral reserves pursuant to paragraph (4) (i) of Industry Guide 7.
10. Please disclose the production capacity and utilization rate for each of your mines and processing plants pursuant to paragraph (1) of the Instructions to
Item 102 of Regulation
         S-K.
11. We note your references to mineral reserves throughout your filing. For each of your properties please disclose your proven and probable mineral reserves pursuant to paragraph (3) of the Instructions to Item 102 of Regulation S-K. Please disclose reserves in terms of tonnage and grade or quality and clarify if your reserves are stated prior to or after mining and processing dilution and recovery factors. If reporting reserves prior to dilution and recovery factors please include these factors as a footnote to your reserve table. Clearly classify your coal reserves as thermal or metallurgical coal. Additionally include the mineral pricing assumptions used in the economic evaluation of your mineral reserves as a footnote to your reserve disclosure.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

12. Please modify your filing to provide a chart or graph presenting the 5-year historical industry pricing for thermal and metallurgical coal in your targeted markets. See
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
July 26, 2018
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         Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a). Employees, page 20

13. Please clarify whether your disclosed number of employees, "approximately 204,"
         includes contractors.
Results of Operations for the Years Ended December 31, 2017 and December 31, 2016, page 20

14. Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute an increase in revenue to "a full year of production" and attribute increased network operations expenses to "a full year of production," you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 30

15. Please include your officers, directors, and other holders of Series A preferred stock (and other securities) on your beneficial ownership table "common stock beneficially owned"
         columns. While you disclose the number and percentage of Series A preferred stock held, you do not present these shareholders' as-converted common stock ownership percentages on page 31. Please include this information for clarity and completeness.
16. Your table discloses that Golden Properties beneficially owns 1,688,350 shares of common stock while Note 3 states that Golden Properties beneficially owns 1,885,460 shares. Please clarify. It also appears that Golden Properties holds warrants that allow it to purchase approximately 5 million shares. Please update your beneficial ownership table to correct both Note 3 and reflect the shares which may be purchased pursuant to the outstanding warrants. If you believe these shares of common stock are not required to be included on the beneficial ownership table, please provide us with a detailed explanation.
Note 1 - Summary of Significant Accounting Policies
Basis of Presentation and Consolidation, page F-7

17.      As applicable, please disclose:
           the nature of your involvement with each VIE;
           the nature of restrictions on a consolidated VIE's assets and on the settlement of its liabilities in your balance sheet, including the carrying amounts of such assets and liabilities;
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
July 26, 2018
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             the nature of, and changes in, the risks associated with your involvement with each
             VIE; and
              how your involvement with each VIE affects your financial position, financial performance,and cash flows.

         Refer to ASC 810-10-50-2-AA.
18. We note the Company is the primary beneficiary of ERC Mining LLC and Land
         Resources and Royalties LLC. Please provide us a "primary beneficiary" analysis underpinning your conclusions. In this regard, we note:
           certain members of your management team will derive direct financial and economic benefit from mining properties leased from Land Resources & Royalties LLC, which they own and control; and
           LC Energy Operations LLC, an unrelated entity, is required to provide funding for the operations of ERC's Gold Star mine and any cash flows from its operations for the foreseeable future will go to LC to satisfy prior debt advanced to the Gold Star Mine.
Coal Property and Equipment, page F-10

19. We note on pages 5-6 and on pages 17-18 that that you have several idled, non-producing mines. Please advise us and expand your disclosures to provide:
           the total carrying value of the long-lived assets at the idled mines and their locations;
           when you performed the impairment analysis; and
           how you define an asset group, specifically the factors you consider in determining whether a mine or group of mines has independent cash flows.
Asset Retirement Obligations (ARO)   Reclamation, page F-10

20. Please disclose the significant assumptions underlying your measurement of accrued asset retirement obligations which may be subject to a number of variables, including but not limited to estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates.
Note 2 - Property and Equipment, page F-13

21. Please disclose the gross amount of assets recorded under capital leases, according to nature or function. Refer to ASC 840-30-50-1a.
Note 9 - Equity Transactions, page F-18

22. Please tell us your basis of accounting and presentation for the Series B preferred stock which we note has a conversion value that decreases based on the proportional miss of the
         Company's EBITDA and is puttable at a premium in the event of a secondary offering, among other hurdles. Further, disclose the targeted EBITDA and the put premium.
 Mark C. Jensen
American Resources Corporation
July 26, 2018
Page 5
General

23. We note your statement that the company was formed to "construct and/or purchase and manage a chain of combined gasoline, diesel and natural gas (NG) fueling and service stations" and other related statements in your business overview. We also note references on your website to "oil and gas operations" and your ability to "invest as an operator, net revenue interest holder or net royalty interest holder." Please provide more information regarding these statements and update your filing accordingly. We also note that your
         Form S-1 (333-226042) makes no reference to current or ongoing oil, gas, etc. operations.
24. We also note your statement on your website that "American Resources has an economic interest in the Quest LNG brand, which is a development stage United States Virgin
         Islands based supplier of Liquefied Natural Gas ('LNG') to the Caribbean marketplace."
         Please discuss and disclose your relationship with Quest LNG, specifically highlighting this entity's relationship with your subsidiaries Quest Energy Inc. and Quest Processing
         LLC.
Form 10-Q for the Quarter Ended March 31, 2018

Item 2. Management's Discussion and Analysis of FInancial Condition and Results of Operations
Liquidity and Capital Resources , page 17

25. Please discuss your current funding sources and your ability to satisfy your current debt obligations and to pay for the costs of maintaining your mines for operational and regulatory purposes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.

FirstName LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
                                                               Division of
Corporation Finance
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